SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
101

08027888

DSTATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53221

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING December 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Truenorth Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8200 E. 32nd Street North
(No. and Street)

Wichita, KS 67226
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David L. Strohm, Financial and Operations Principal 316-266-6571
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Gibbs & Houlik, L.C.
(Name – *if individual, state last, first, middle name*)

301 North Main, Suite 1700 Wichita, KS 67202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/08
JD

3/19

OATH OR AFFIRMATION

I, Margaret E. Hornbeck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrueNorth Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

PHYLLIS D. TURKLE
Notary Public - State of Kansas
My Appt. Expires 1/11/2009

[signature]
Signature

President
Title

[signature]
Notary Public

State of Kansas)

County of Sedgwick)

Signed and sworn to (or affirmed) before me on 1/30/2008 by Margaret E. Hornbeck.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2007 AND 2006

WITH

INDEPENDENT AUDITORS' REPORT

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended December 31, 2007 and 2006

TABLE OF CONTENTS

AGH
Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT AUDITORS' REPORT

The Board of Directors
TrueNorth Securities, Inc.

We have audited the statements of financial condition of TrueNorth Securities, Inc. (a wholly-owned subsidiary of TrueNorth, Inc.) as of December 31, 2007 and 2006, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrueNorth Securities, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Gibbs & Houlik, L.C.

February 22, 2008

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2007 and 2006

ASSETS

	2007	2006
Cash	$ 397,155	$ 163,372
Commissions receivable	62,000	27,000
Prepaid expenses	330	663
Income taxes receivable, Parent	2,947	2,947
	$ 462,432	$ 193,982

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Accounts payable	$ 114,018	$ 48,330
Accrued expenses	--	457
Income taxes payable, Parent	80,758	--
	194,776	48,787
Stockholder's equity:		
Common stock, par value $1 per share; authorized 100,000 shares, issued and outstanding 40,000 shares	40,000	40,000
Additional paid-in capital	25,000	25,000
Retained earnings	202,656	80,195
Total stockholder's equity	267,656	145,195
	$ 462,432	$ 193,982

The accompanying notes are an integral part of these financial statements.

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF OPERATIONS

Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Commission income	$ 655,527	$ 359,644
Other income	100,925	14,548
Interest	1,068	500
	757,520	374,692
Expenses:		
Payroll, payroll taxes and benefits	440,949	309,516
General and administrative	113,352	77,333
	554,301	386,849
Income (loss) before income taxes	203,219	(12,157)
Income tax benefit (expense):		
Current	(80,758)	2,947
Deferred	--	(1,700)
Net income (loss)	$ 122,461	$ (10,910)

The accompanying notes are an integral part of these financial statements.

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended December 31, 2007 and 2006

	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2005	40,000	$ 40,000	$ 25,000	$ 91,105	$ 156,105
Net loss				(10,910)	(10,910)
Balance, December 31, 2006	40,000	40,000	25,000	80,195	145,195
Net income				**122,461**	**122,461**
Balance, December 31, 2007	**40,000**	**$ 40,000**	**$ 25,000**	**$ 202,656**	**$ 267,656**

The accompanying notes are an integral part of these financial statements.

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income (loss)	**$ 122,461**	$ (10,910)
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	**(35,000)**	--
Prepaid expenses	**333**	(474)
Income taxes receivable, Parent	--	(2,947)
Deferred income tax	--	1,700
Accounts payable	**65,688**	14,059
Accrued expenses	**(457)**	(895)
Income taxes payable, Parent	**80,758**	(16,010)
Net cash from operating activities	**233,783**	(15,477)
Increase (decrease) in cash	**233,783**	(15,477)
Cash, beginning of year	**163,372**	178,849
Cash, end of year	**$ 397,155**	$ 163,372

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

TrueNorth Securities, Inc. (Company) was incorporated in the State of Kansas in 2000 and is a wholly owned subsidiary of TrueNorth, Inc. (Parent). The Company is a limited broker/dealer providing retirement plan investments to corporate customers. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). TrueNorth, Inc. provides investment advisory services and is a wholly owned subsidiary of The IMA Financial Group, Inc. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalent – For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

The company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue Recognition and Commissions Receivable – Revenue is recognized when services are performed. Commissions receivable are amounts due from investment transactions occurring prior to year-end but not received before year-end. No allowance is necessary as all amounts are deemed collectible.

Income Taxes - The Company files consolidated income tax returns with The IMA Financial Group, Inc. and its subsidiaries. Income taxes or benefits are allocated to the Company on the basis of its individual taxable income or loss, using a combined state and federal tax rate of 39%. The result of these allocations is reported on the balance sheets under the captions "Income taxes receivable, Parent" and "Income taxes payable, Parent."

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Accounting Policies Not Yet Adopted – In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes.* FIN 48 establishes standards for accounting for uncertainty in income taxes recognized in a company's financial statements. The requirement of FIN 48 will first apply to the Company for its 2008 financial statements.

Management has not yet completed its initial evaluation of FIN 48 and has not yet determined what effect, if any, this will have on its financial statements.

3. INCOME TAXES

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2007 and 2006, primarily due to state income taxes and non-deductible expenses. The deferred tax asset was expensed in 2006.

4. RELATED PARTY TRANSACTIONS

The Company is affiliated through common ownership with The IMA Financial Group, Inc., and its subsidiaries, (Affiliates) which include the Company's Parent, TrueNorth, Inc. The Company shares office space with its Affiliates and is allocated a portion of rent. Administrative, recordkeeping, operational, and other services necessary to conduct the Company's operations are provided to the Company by its Parent, other Affiliates, or employees of Affiliates. For 2007 and 2006, the Company recorded \$89,006 and \$75,502, respectively, of expenses related to these sharing arrangements. The expense is included with general and administrative expenses on the statement of operations. The Company owed its Affiliates \$921 and \$0 at December 31, 2007 and 2006.

Because the Company is under common ownership and management control with its Affiliates, its operating results and financial position may differ from those that would have been obtained had the Company been autonomous.

(Continued)

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $264,379 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .74 to 1. At December 31, 2006, the Company had net capital and net capital requirements of $144,532 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .32 to 1.

SUPPLEMENTARY INFORMATION

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 1
December 31, 2007 and 2006

	2007	2006
Aggregate indebtedness:		
Accounts payable	$ 114,018	$ 45,383
Accrued expenses	--	457
Income taxes payable, Parent	80,758	--
Total aggregate indebtedness	$ 194,776	$ 45,840
Net capital:		
Credit items:		
Common stock	$ 40,000	$ 40,000
Additional paid-in capital	25,000	25,000
Retained earnings	202,656	80,195
Total credit items	267,656	145,195
Deductions and charges:		
Other deductions	3,277	663
Total deductions and charges	3,277	663
Net capital	$ 264,379	$ 144,532
Capital requirements:		
Net capital	$ 264,379	$ 144,532
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for broker-dealer subsidiary ($5,000)	12,985	5,000
Net capital in excess of requirements	$ 251,394	$ 139,532
Ratio of aggregate indebtedness to net capital	.74 to 1	.32 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2007 and 2006.

There were no material differences between the Company's computation of net capital and aggregated indebtedness as reported by registrant in Part IIA of Form X-17A-5, and the above computation as of December 31, 2007 and 2006.

Independent Auditors' Report on Internal Control

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

To the Board of Directors
TrueNorth Securities, Inc.
Wichita, Kansas

In planning and performing our audit of the financial statements of TrueNorth Securities, Inc. (a wholly-owned subsidiary of TrueNorth, Inc.) (Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) 267-7231 • (316) 267-0339 fax • www.aghlc.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

Wichita, Kansas
February 22, 2008

END